SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For
June 28, 2002 (2)

MIRAMAR MINING CORPORATION

311 West 1st Street, North Vancouver, British Columbia Canada, V7M 1B5
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2 (b) under the Securities Exchange Act of 1934)

Yes X

In connection with Rule12g3-2(b) # 82-3153.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION
Registrant

By: ______________________
(Signature)

A. David Long
Name

General Counsel
Title (Relationship to Company)

Date: July 3, 2002

MIRAMAR MINING CORPORATION

311 West First Street, North Vancouver, B.C. CANADA V7M 1B5
Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

June 28, 2002 NEWS RELEASE 02-11 MAE - TSX
MAENF–OTC Bulletin Board
NNO-TSX

Option Exercised for Sale of Miramar's Debt & Equity in Northern Orion

- Transaction Should Generate $4.8 on Closing -

VANCOUVER -- Miramar Mining Corporation (MAE-TSX) today announced that 1341180 Ontario Limited ("Ontario Ltd."), a private company owned and controlled by Robert Cross, has assigned a portion of its option (the "Option") to acquire from Miramar approximately 60 million shares of Northern Orion Explorations Ltd. (NNO-TSX) and Northern Orion convertible notes (the "Notes") of $6.9 million for a total purchase price of $4.8 million, and that the Option had been exercised as to a minimum of 48 million common shares of Northern Orion and all of the Notes. The transaction is set to close July 8, 2002. The expiry date of the unexercised portion of the Option permitting Ontario Ltd. to acquire from Miramar the remaining 12 million Northern Orion shares covered by the Option has been extended from June 30, 2002 to July 8, 2002.

"This transaction is part of Miramar's continuing efforts to maximize the value of its non-core assets and to focus on the development of our Northern Platform: the Hope Bay Project and our Yellowknife operations," said Tony Walsh, Miramar's President & CEO. "This sale should generate significant immediate cash to Miramar and allows both companies to go forward and pursue their different goals. Further, should Northern Orion be successful in its future endeavours, then Miramar has the potential to realise significant future benefits from its remaining share position and net smelter and proceeds royalty."

Miramar will retain approximately 10 million shares in Northern Orion and the existing net smelter and proceeds royalty agreement which gives Miramar the right to receive 50% of the proceeds of the sale of any interests in the Agua Rica and Mantua properties, and a the equivalent of a 2.5% net smelter royalty on Northern Orion's share of any production from the Agua Rica and Mantua properties, to a maximum of $15 million.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the proposed reorganization of the Company's interest in Northern Orion Explorations Ltd.. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in this forward-looking statement, including, without limitation; any party failing to perform any of the agreements required to effect the transactions contemplated; and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and Reports on Form 6-K filed with the Securities and Exchange Commission.

For further information contact:
Tony Walsh, President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

MIRAMAR MINING CORPORATION

311 West First Street, North Vancouver, B.C. CANADA V7M 1B5
Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

June 28, 2002 NEWS RELEASE 02-12 MAE - TSE
MAENF–OTC Bulletin Board

Miramar's Annual General Meeting Reviews Progress over Past 12 months

- Well financed Gold Exploration and Development Company focused on the Canadian North -

VANCOUVER -- Miramar Mining Corporation announced that, at its Annual General Meeting shareholders voted more than 97% in favour of the slate recommended by management for the board of directors. As a result of the recently completed business combination with Hope Bay Gold Corporation Inc., the slate included four former Hope Bay Gold directors.

During the meeting, Miramar reiterated its focus on its northern gold platform. "Over the past year, we have made considerable progress in our 'Strategy for Growth'," said Tony Walsh, Miramar's President and CEO. "We are now a larger, more liquid company focused on the Canadian North, where we operate two gold mines and hold a 100% interest in the exciting Hope Bay project. Our strong balance sheet and cash flow positive gold production provide us with the finances to continue our growth strategy."

Annual General Meeting

Miramar's Annual General Meeting of shareholders was held in Vancouver on June 28, 2002, and approximately 61.25% of Miramar's shareholders were represented at the meeting in person or by the proxy. At the meeting, Anthony Petrina, Chairman, thanked the four retiring members of the Miramar board (Larry Bell, Lyall Knott, Robert McCallum and Stephen Quin) for their invaluable contribution to the success of the Company and expressed appreciation for their talents and dedication as Directors. He also welcomed four new directors (David Fennell, Jonathan Goodman, Peter Nixon and Peter Steen) elected to the board at the meeting. Five existing Miramar Directors were re-elected (Catherine McLeod-Seltzer, Tony Petrina, Chris Pollard, Bill Stanley and Tony Walsh). "I regret the loss of four valuable members of the board, but I am pleased to be chairing an experienced board that retains significant market knowledge and considerable technical expertise," said Mr. Petrina.

During the meeting, Anthony Walsh, Miramar's President and CEO, echoed Mr. Petrina's comments in respect of the changes in the board and then provided an overview of the Company's achievements over the past twelve months and its objectives for the next year. "We had considerable success in meeting the objectives we set at our AGM last year," said Mr. Walsh. "During the past 12 months, we added more than one million ounces of gold (in all categories) to the resource base at Hope Bay, completed a positive preliminary assessment on the development of the Doris North portion of that resource, successfully completed a business combination with Hope Bay Gold Corporation, giving us 100% ownership in the Hope Bay project, and were able to generate positive operating cash flow from our Yellowknife operations, despite continued low gold prices. These efforts positioned us to benefit from the recent increases in gold prices, both from increased cash flow at our operations and our ability to complete a $30 million financing."

"We are now sufficiently well financed to embark on a considerably more aggressive exploration program at Hope Bay, where plans are nearing completion for a large drilling program," said Mr. Walsh. "We aim to evaluate targets at various stages of development, to ensure we maximize our opportunities for discovery. We plan to appraise opportunities for extending the currently known deposits, to explore along well mineralized trends for additional deposits and to continue our regional programs in areas prospective for the discovery of significant new gold deposits." These exploration activities will continue in parallel with the activities related to the completion of a feasibility study on the Doris North component of the resource. On February 8, 2002 Miramar announced the results of a preliminary assessment which established some potentially attractive base case economics for a small operation mining the Doris North resources: production of 271,700 ounces of gold over a 2.1-year period at a cash cost of US$114 per ounce, and an 85% rate of return at a US$280 gold price. Work on the feasibility study at Doris North will continue throughout 2002.

Mr. Walsh concluded "Our objectives for the next 12 months are simple – to continue our successful 'Strategy for Growth'. We plan to maintain cash flow positive gold production from our Yellowknife operations, to look to extend the lives of those operations in view of the higher gold price, to continue a significant exploration effort at Hope Bay while advancing Doris North towards production, and to maintain a healthy balance sheet to allow us to meet our objectives."

Oxygen Plant Running

Miramar also announces that the oxygen plant at the Con Mine is now operational and that the autoclave has resumed processing of refractory concentrates. Approximately 15,000 ounces of recoverable gold contained in concentrates were stockpiled during the shutdown period and are anticipated to be processed by year end, which should allow Miramar to meet its target of 130,000 ounces of gold produced at a cash cost of under US$240 per ounce for 2002.

Amendment to Financing Announcement

The underwriters of the previously announced $30 million bought deal financing received broker warrants to purchase 900,000 shares exercisable for one year at a price of $2.03. (rather than compensation options exercisable at $2.00 as previously reported).

Forward-looking statements are based on the beliefs, estimates and opinions of management at the date the statements are made. Miramar does not undertake to update forward-looking statements if management's beliefs, estimates or opinions or other circumstances should change.

All resource estimates referred to in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms "Resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission. "Resources" are sometimes referred to as "mineralization" or "mineral deposits".

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Tony Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572 *Fax: (604) 980-0731*
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

- 30 -